November 28, 2011

Via Edgar

Ms. Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

USA

Re:	Bank of Nova Scotia

Form 40-F

Filed December 3, 2010

Form 6-K

Filed August 31, 2011

File No. 002-09048

Dear Ms. Hayes,

This letter is in response to your letter dated November 16, 2011 in connection with your review of the Form 40-F (the “Filing”) for The Bank of Nova Scotia (the “Bank”) for the period ended October 31, 2010 and Form 6-K for the period ended July 31, 2011.

For your convenience, we have reproduced your comments and included our comments below.

Form 40-F, filed December 3, 2010

Exhibit 3 – Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 31 Reconciliation of Canadian and United States generally accepted accounting principles (GAAP), page 161

1.	We note your response to prior comment 10 of our letter dated July 8, 2011. Please explain in greater detail how you have complied with the guidance in ASC 810 on the presentation of comprehensive income related to the parent and non-controlling interest and refer to the example in ASC 810-10-55-4K. Also in an effort to present clear and transparent disclosures please revise your reconciliation to include the following line items:

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•	A subtotal of ‘Net income available to common shareholders based on Canadian GAAP’ and ‘Non controlling interest in net income of subsidiaries based on Canadian GAAP’; and

•	A subtotal of the line items ‘Net income based on U.S. GAAP’ and ‘Net income attributable to non-controlling interest’ that is presented similar to the example in ASC 810-10-55-4J.

At the time of the Bank’s July 22, 2011 response to comment 10 of your letter of July 8, 2011, we had not provided additional information with respect to the attribution of the Bank’s consolidated comprehensive income on the basis of the immateriality of other comprehensive income attributable to non-controlling interests. However, to provide more clarity, we will amend our disclosures in future filings and have provided a revised draft of the proposed disclosure of the Bank’s reconciliation of comprehensive income in Appendix 1.

In addition we also propose to further amend our reconciliation of income to incorporate your comments and more closely align our proposed disclosure with the example in ASC 810-10-55-4K. Refer to Appendix 1. In our view, together, these revised reconciliations present net income and comprehensive income attributable to common shareholders, preferred shareholders, and non-controlling interests under Canadian GAAP and U.S. GAAP in line with the examples in ASC 810-10-55-4K and -4J.

Additionally, we have further amended the wording of footnotes (m) Business combinations and (p) Non-controlling interests to ensure there is additional clarity on the impact of these differences on non-controlling interests.

Form 6-K, filed August 30, 2011

Exhibit 99.1 – Q3 2011 Third quarter results Report to Shareholders

Credit Risk related to certain European countries of current focus, page 10

2.	We note your disclosure on page 10 and that you had total exposure of C$1,477 million to banks in Portugal, Ireland, Spain and Italy. Also, we note that you had Irish sovereign exposure of C$210 million. Please respond to the following and expand your disclosures in future filings, beginning with your 2011 Form 40-F, to address the following:

•

Present the gross exposure (direct and indirect) you have to each of these countries separately broken out between sovereign, corporate institutions, financial institutions, retail, small businesses, etc.;

•	Discuss any hedges and collateral maintained to arrive at your net exposure at the balance sheet date;

•

Identify the extent to which the amounts presented are reduced by credit default swaps or similar products and the extent to which any reductions include the effect of credit default swaps or other protection purchased from entities within these countries of certain interest;

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•	Separately discuss, by country, and on a gross basis, the unfunded exposure to these countries along with any hedging instruments you may be using to help mitigate your exposure;

•	Clearly disclose whether the amounts presented are on a notional basis or fair value basis; and

•	Please clarify if you have any credit derivatives purchased or sold related to these countries, and if so, how it is included in your gross and net amounts of exposure.

The Bank’s exposure to certain European countries that have come under recent focus—Greece, Ireland, Italy, Portugal or Spain (GIIPS) – is not significant. As of July 31, 2011, the Bank’s current funded exposure to the GIIPS sovereign entities, as well as banks and non-bank financial institutions and corporations domiciled in these countries, totaled approximately $2.4 billion.

The Bank has not purchased any credit protection via credit default swaps (CDS) against these funded exposures. The funded exposure as at July 31, 2011 is provided below:

$ millions

Country	Current Funded Exposures[1]	Sovereign	Bank	Corporate[2]
Greece	$ 351.0	$ –	$ 0.3	$351.0
Ireland	$ 363.0	$210.0	$ 112.0	$ 41.0
Italy	$1,194.0	$ –	$1,127.0	$ 67.0
Portugal	$ 95.0	$ –	$ 95.0	$ –
Spain	$ 426.0	$ –	$ 143.0	$283.0
TOTAL (Q3/11)	$2,429.0	$210.0	$1,477.0	$742.0

[1]	Risk exposures exclude trading securities.
[2]	Corporate includes Financial Institutions that are not Banks.

The Bank believes that the risk of loss associated with the exposures set out above is likely materially lower than the exposure amounts disclosed above and is sized appropriately relative to the capital levels of the Bank.

The majority of the current funded credit exposure is in the form of funded loans which are recorded on an accrual basis. Additional minor credit exposure to clients arises from client-driven derivative transactions. These derivative counterparty exposures are recorded on a fair value basis and consistent with the Bank’s internal risk management measures; they are reduced by $79 million of cash collateral under legally-enforceable margin agreements and collateral pledged under bankruptcy-remote structures. Total unfunded commitments equate to $352 million, and are as follows:

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$ millions

Country	Bank	Corporate	Unfunded Commitments
Greece	$ 0	$ 36	$ 36
Ireland	$ 0	$ 37	$ 37
Italy	$18	$ 40	$ 58
Portugal	$ 2	$ 0	$ 2
Spain	$56	$163	$219
TOTAL (Q3/11)	$76	$276	$352

There are no unfunded exposures to sovereigns

The Bank’s only direct sovereign exposure is to Ireland in the amount of $210 million as at July 31, 2011, predominantly in the form of central bank deposits arising from regulatory reserves requirements to support the Bank’s operations in Ireland. The Bank had exposures to Italian banks of $1,127 million, primarily related to short-term precious metals trading and lending activities.

The Bank’s net trading securities exposure is not significant. The Bank’s present exposure for trading securities is on a fair value basis. The Bank was net short Italian sovereign securities of $128 million, net long $13 million for Spanish sovereign securities, and the Bank had no sovereign securities holdings of Greece or Portugal. The Bank was net short Irish sovereign securities of $54 million. With respect to bank bonds held in the trading portfolio, the Bank held $86 million of Irish bank securities.

Like other banks, Scotiabank also provides settlement and clearing facilities for a variety of clients in these countries and actively monitors and manages these intra-day exposures. However, Scotiabank has no funded exposure in these countries to retail customers or small businesses.

We propose to include this information in future filings. Refer to Appendix 2 for our proposed disclosures in our October 31, 2011 Form 40-F to be filed in December 2011 (our disclosures will be updated for October 31, 2011 actual numbers).

Market Risk, page 10

3.	We note your disclosure here that your daily trading losses were well within the range predicted by your 99% one-day VaR. Also, we note in your Report to Shareholders filed as exhibits to the Forms 6-K filed on March 8, 2011 and May 31, 2011 that your trading losses did not exceed VaR for both the first and second quarters of 2011. Please address the following:

•

Given that from a statistical standpoint, using a 99% confidence level you would expect for your trading losses to exceed your VaR one out of every hundred days or roughly three times per year, revise your future filings to disclose why you believe your trading losses have not exceeded your VaR since September 18, 2008.

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•

Address any changes you made to your VaR methodology or assumptions during the last three years, particularly highlighting any changes made because no trading losses were in excess of your one-day VaR in 2010 and the nine-months ended July 31, 2011.

The Bank deploys a number of backtesting tests to ensure the VaR methodology continues to have statistical relevance. We are most concerned when there are a number of VaR breaks that would suggest that VaR is underestimating the market risk of trading portfolios. The Bank backtests VaR with both (i) actual profit and loss and (ii) theoretical P/L. Theoretical P/L is calculated daily by applying that day’s price/rate changes to the opening market risk positions of that day and assumes no change in positions throughout the day. The expectation is that VaR breaks are more prone to theoretical P/L than actual P/L. Theoretical P/L is a better test as VaR is an indication of the probability that losses will exceed the VaR if positions remained unchanged during the next business day. Trading positions are managed dynamically and as market conditions change positions are adjusted as considered appropriate. Therefore during a stress type event we would reduce exposure to minimize losses. Theoretical P/L is considered to be a more relevant measure of model accuracy. Furthermore, the amount of current market volatility compared to the volatility in the historical data set also has a direct bearing on the number of breaks. For example, the financial markets in August 2011 were much more volatile than in the previous 300 days, thereby resulting in some theoretical VaR breaks in the Bank’s Q4/11. During the last four fiscal years the number of backtesting breaks was as follows:

	Actual P/L breaks	Theoretical P/L breaks
2008	1	3
2009	0	0
2010	0	0
2011	1	4[1]

[1]	(3 in Q4/11; 1 in Q1/11)

In addition to the regulatory backtesting program, additional backtesting procedures are carried out to contribute to the overall assessment of VaR. These additional procedures include (i) backtesting at a lower confidence level (95th percentile), (ii) backtesting over a longer period of time (eg 750 days) and (iii) a Chi-Square test (which ensures the 99% confidence level is effectively capturing 99% of the profit and loss experience).

We are in the process of finalizing the Q4, 2011 disclosures and we will ensure our disclosures address these additional VaR considerations through the following proposed additional comments in bold in our Q4/11 filing:

Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies, and aggregate VaR and stress testing limits. The quality of the Bank’s VaR is validated by regular backtesting analysis, in which the VaR is compared to theoretical (assumes no change to trading positions during the day) and actual profit and loss (P/L) results. A VaR at the 99% confidence interval is an indication of the probability that losses will exceed the VaR if positions remain unchanged during the next business day. Trading positions are however managed dynamically and

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as a result actual P/L backtesting exceptions are less common than theoretical P/L backtesting exceptions. The number of backtesting exceptions is mostly reliant on the level of current market volatility versus the volatility in the historical data set. During fiscal 2011 there were four theoretical P/L exceptions and one actual P/L exception, primarily arising from the volatile capital markets in August 2011. In fiscal 2010, there were no P/L exceptions as the market conditions in 2010 were generally less volatile than the comparative period. During 2011, the Bank made a few minor modifications to its VaR methodologies further ensuring that all material risks were appropriately measured in light of the new Basel Market Risk Amendment capital rules effective for fiscal 2012. These changes were not significant.

*****************************

The Bank acknowledges that:

•	the Bank is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Bank may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or require further information, please contact the undersigned, or Ms. Maria Theofilaktidis, Senior Vice-President and Chief Accountant at 416-866-4269.

Yours truly,

/s/ Luc A. Vanneste
Luc A. Vanneste Executive Vice-President and Chief Financial Officer

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File No. 002-09048

Appendix 1

Proposed Disclosure

Reconciliation of Canadian and United States generally accepted accounting principles (GAAP)

Reconciliation of net income

	Net income
For the year ended October 31 ($ millions)	2011	2010	2009
Net income based on Canadian GAAP attributable to:
Common shareholders of the Bank	$–	$4,038	$3,361
Preferred shareholders of the Bank	–	201	186
Non-controlling interests (p)	–	100 [1]	114 [1]
Net income based on Canadian GAAP	$–	$4,339	$3,661
Consolidation of variable interest entities (a)	–	–	–
Employee future benefits (b)	–	(82)	(91)
Transfers of loans through securitizations (d)	–	(14)	–
Derivative instruments and hedging activities (e)	–	(124)	(427)
Unrealized gains (losses) on securities reclassified (g)	–	57	(17)
Conversion of loans into debt securities (g)	–	66	39
Computer software (h)	–	(3)	(3)
Stock-based compensation (i)	–	31	5
Business combinations (m)	–	(6)	–
Equity accounted investments (o)	–	23	–
Liabilities and equity (j)	–	37	37
Tax effect of above differences	–	(19)	119
Net income based on U.S. GAAP	$–	$4,305	$3,323
Net income based on U.S. GAAP attributable to:
Common shareholders of the Bank	$–	$3,967	$2,986
Preferred shareholders of the Bank	–	201	186
Non-controlling interests (p)	–	137 [2]	151 [2]
	$–	$4,305	$3,323

Earnings per share based on U.S. GAAP (in dollars)[3]
Basic	$–	$3.84	$2.95
Diluted	$–	$3.84	$2.94

[1]

Prior to 2011, non-controlling interest was a deduction to arrive at net income under Canadian GAAP. In 2011, the Bank has adopted new accounting standards on Business Combinations, Consolidated Financial Statements and Non-controlling Interests (see Note 1) that present the attribution of net income to equity holders, including non-controlling interests, on a consistent basis with U.S. GAAP. The prior years’ presentation has been restated to conform to current period presentation.

[2]

The net income based on U.S. GAAP attributable to non-controlling interests represents the non-controlling interests’ portion of net income based on Canadian GAAP and the impact of liabilities and equity (j).

[3]	Earnings per share calculations are based on full dollar and share amounts.

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(m)	Business combinations

Effective November 1, 2010, the Bank elected for Canadian GAAP purposes to early adopt the new accounting standard on Business Combinations (see Note 1). This standard is more aligned with U.S. GAAP.

Effective November 1, 2009, the Bank adopted for U.S. GAAP purposes, FASB ASC Topic 805 Business Combinations. This standard requires most identifiable assets, liabilities, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value as at the acquisition date and all acquisition related and restructuring costs to be expensed. Under Canadian GAAP prior to November 1, 2010, acquisition related and restructuring costs were capitalized as part of the purchase consideration.

Under U.S. GAAP, the increase in net income of $xxx million was primarily due to xxxxxxxxx. For the year ended October 31, 2010, the decrease in net income of $6 million was primarily due to acquisition-related costs being expensed as incurred. The decrease in retained earnings of $xxx million (2010 – $5 million) is the cumulative impact of expensing acquisition-related costs as incurred.

(p)	Non-controlling interests

Effective November 1, 2010, when the Bank elected for Canadian GAAP purposes to early adopt the new accounting standard on Business Combinations, the Bank was also required to adopt the new accounting standards on Consolidated Financial Statements and Non-controlling Interests (see Note 1). These standards are more aligned with U.S. GAAP.

Effective November 1, 2009, the Bank adopted for U.S. GAAP purposes, FASB ASC Topic 810 Consolidations. This standard requires non-controlling interests in subsidiaries be classified as a separate component of equity. For the year ended October 31, 2010, non-controlling interests of $579 million has been reclassified from liabilities to equity.

In addition, under U.S. GAAP effective November 1, 2009, purchases of equity interests that do not result in a change in control are accounted for as equity transactions. Goodwill is not affected. Under Canadian GAAP prior to November 1, 2010, increases in ownership interest of an acquiree where control has already been obtained are accounted for under the purchase method. Goodwill is proportionately adjusted based on the percentage purchased.

The decrease in equity of $xxx million (2010 – $23 million) is a result of accounting for equity interests with no change in control as equity transactions.

Net income and comprehensive income based on U.S. GAAP attributable to non-controlling interests of $xxx million (2010 – $137 million) is presented separately on the reconciliations of net income and comprehensive income.

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	2011			2010	2009
Consolidated statement of comprehensive income (loss) For the year ended October 31 ($ millions)	Canadian GAAP	Adjustments	U.S. GAAP
Net income	$–	$–	$–	$4,305	$3,323
Other comprehensive income (loss), net of income taxes:
Change in unrealized foreign currency translation gains (losses), net of hedging activities[1]	$–	$–	$–	$(593)	$(1,739)
Change in unrealized gains (losses) on available-for-sale securities, net of hedging activities[2]	–	–	–	291	1,303
Change in gains (losses) on derivative instruments designated as cash flow hedges[3]	–	–	–	62	43
Change in pension asset and liability[4]	–	–	–	(322)	(548)
Total other comprehensive income (loss)	$–	$–	$–	$(562)	$(941)
Comprehensive income	$–	$–	$–	$3,743	$2,382
Comprehensive income attributable to:
Common shareholders of the Bank	$–	$–	$–	$3,405	$2,045
Preferred shareholders of the Bank	–	–	–	201	186
Non-controlling interests	–	–	–	137	151
	$–	$–	$–	$3,743	$2,382

[1]	U.S. GAAP amounts are net of income tax expense of $xxx (2010 – expense of $117; 2009 – expense of $328).

[2]	U.S. GAAP amounts are net of income tax benefit of $xxx (2010 – expense of $98; 2009 – expense of $570).

[3]	U.S. GAAP amounts are net of income tax expense of $xxx (2010 – expense of $46; 2009 – expense of $44).

[4]	U.S. GAAP amounts are net of income tax benefit of $xxx (2010 – benefit of $181; 2009 – benefit of $290).

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Appendix 2

Proposed Disclosure

Sovereign credit risk

As a result of the Bank’s broad international operations, the Bank has sovereign credit risk exposure to a number of countries. The Bank actively manages this sovereign risk, including the use of risk limits calibrated to the credit worthiness of the sovereign exposure.

The Bank’s exposure to certain European countries that have come under recent focus—Greece, Ireland, Italy, Portugal or Spain (GIIPS)—is not significant. As of July 31, 2011, the Bank’s current funded exposure to the GIIPS sovereign entities, as well as banks and non-bank financial institutions and corporations domiciled in these countries, totaled approximately $2.4 billion.

The Bank has not purchased any credit protection via credit default swaps (CDS) against these funded exposures. The funded exposure as at July 31, 2011 is provided below:

$ millions

Country	Current Funded Exposures[1]	Sovereign	Bank	Corporate[2]
Greece	$ 351.0	$ –	$0.3	$351.0
Ireland	$ 363.0	$210.0	$112.0	$ 41.0
Italy	$1,194.0	$ –	$1,127.0	$ 67.0
Portugal	$ 95.0	$ –	$95.0	$ –
Spain	$ 426.0	$ –	$143.0	$283.0
TOTAL (Q3/11)	$2,429.0	$210.0	$1,477.0	$742.0

1	Risk exposures exclude trading securities.
2	Corporate includes Financial Institutions that are not Banks

The Bank believes that the risk of loss associated with the exposures set out above is likely materially lower than the exposure amounts disclosed above and is sized appropriately relative to the capital levels of the Bank.

The majority of the current funded credit exposure is in the form of funded loans which are recorded on an accrual basis. Additional minor credit exposure to clients arises from client-driven derivative transactions. These derivative counterparty exposures are recorded on a fair value basis and consistent with the Bank’s internal risk management measures, they are reduced by $79 million of cash collateral under legally-enforceable margin agreements and collateral pledged under bankruptcy-remote structures.

Total unfunded commitments equate to $352 million, and are as follows:

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File No. 002-09048

$ millions

Country	Bank	Corporate	Unfunded Commitments
Greece	$ 0	$ 36	$ 36
Ireland	$ 0	$ 37	$ 37
Italy	$18	$ 40	$ 58
Portugal	$ 2	$ 0	$ 2
Spain	$56	$163	$219
TOTAL (Q3/11)	$76	$276	$352

There are no unfunded exposures to sovereigns

The Bank’s only direct sovereign exposure is to Ireland in the amount of $210 million as at July 31, 2011 in the form of central bank deposits arising from regulatory reserves requirements to support the Bank’s operations in Ireland. The Bank had exposures to Italian banks of $1,127 million, primarily related to short-term precious metals trading and lending activities.

The Bank’s net trading securities exposure is not significant. The Bank’s present exposure for trading securities is on a fair value basis. The Bank was net short Italian sovereign securities of $128 million, net long $13 million for Spanish sovereign securities, and the Bank had no sovereign securities holdings of Greece or Portugal. The Bank was net short Irish sovereign securities of $54 million. With respect to bank bonds held in the trading portfolio, the Bank held $86 million of Irish bank securities.

Like other banks, Scotiabank also provides settlement and clearing facilities for a variety of clients in these countries and actively monitors and manages these intra-day exposures. However, Scotiabank has no funded exposure in these countries to retail customers or small businesses.